TO OUR STOCKHOLDERS


     The first quarter of 1995 was the best quarter in Mueller's history. Sales, net earnings, pounds of product sold and earnings per share, all reached record levels.

     Earnings increased by 140 percent to $10.1 million, compared with earnings of $4.2 million for the first quarter of 1994. Earnings per share increased to $1.06 on 9,449,000 average shares outstanding, compared with 40 cents per share on 10,437,000 average shares outstanding for the same quarter of the prior year.

     Net sales for the first quarter of 1995 totalled $171.8 million, an increase of 42 percent over sales of $120.8 million for the first quarter of 1994. Furthermore, we shipped 12.4 percent more pounds of product for the quarter as compared with the same period the year before.

     Our manufacturing operations performed very well during the first quarter. Our copper and plastic fittings business operated at near full
capacity and the same was true of our brass rod mill.   Similarly, copper
tubing operations had a busy quarter.

     We are particularly pleased with our first quarter performance because there were several adverse factors which effected our marketplace. Extensive rainstorms in California and in much of the South slowed construction activities. However, we anticipate a rebound of activity as the weather improves this spring and summer. Also, due to higher interest rates, builders, at the moment, have turned more cautious.

     Nonetheless, Mueller posted substantially increased profits, and we believe this was largely due to the progress we have made in improving productivity while at the same time containing selling, general, and administrative costs. Additional productivity improvements are also expected as our major capital improvement programs are implemented during 1995. These programs include the modernization of our copper tube facility in Fulton, Mississippi, construction of a high-volume copper fittings plant, also in Fulton, Mississippi, and the installation of a new indirect extrusion press at our brass rod mill in Port Huron, Michigan.

     Our outlook for the balance of 1995 remains optimistic since we believe Mueller's operations will continue to improve as our capital programs take effect.

     Our Annual Stockholders' Meeting will be held in Wichita, Kansas on May 9, 1995. By now, you should have received the notice of the meeting as well as the proxy material and the 1994 Annual Report. We welcome your attendance, but if you cannot attend, we urge you to sign and return your proxy card.

Sincerely,


/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board


/s/William D. O'Hagan
William D. O'Hagan
President and Chief
Executive Officer


April 24, 1995

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except share data)
                                              For the Quarter Ended
                                         April 1, 1995          March 26, 1994

Net sales                                $   171,770             $   120,812
Costs and expenses                           157,173                 113,173
                                             -------                 -------
Operating income                              14,597                   7,639
Non operating income (expense), net               96                    (992)
                                             -------                 -------
Income before taxes                           14,693                   6,647
Income tax expense                             4,643                   2,465
                                             -------                 -------
Net income                               $    10,050             $     4,182
                                             =======                 =======
Earnings per common
  and common equivalent share:
Primary                                  $      1.06             $      0.40
                                             =======                 =======
Fully diluted                            $      1.06             $      0.40
                                             =======                 =======































MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)
                                         April 1, 1995       December 31, 1994
Assets
Current assets                            $  198,647             $   183,551
Property, plant and equipment, net           201,405                 196,772
Other assets                                  45,632                  50,432
                                             -------                 -------
                                          $  445,684             $   430,755
                                             =======                 =======
Liabilities and Stockholders' Equity
Current liabilities                       $   78,444             $    67,221
Long-term debt                                72,398                  76,125
Other noncurrent liabilities                  44,783                  45,461
                                             -------                 -------
     Total liabilities                       195,625                 188,807
                                             -------                 -------
Stockholders' equity:
   Common stock                                  100                     100
   Paid-in capital, common                   254,044                 254,251
   Retained earnings since
     January, 1991                            32,037                  21,987
   Cumulative translation adjustments         (2,814)                 (2,832)
   Treasury common stock at cost             (33,308)                (31,558)
                                             -------                 -------
     Total stockholders' equity              250,059                 241,948
                                             -------                 -------
                                          $  445,684             $   430,755
                                             =======                 =======
Book value per share                      $    28.93             $     27.81
                                             =======                 =======






















DIRECTORS AND OFFICERS

DIRECTORS

Harvey L. Karp                Chairman of the Board
                              Mueller Industries, Inc.

Robert B. Hodes (1)(3)        Partner
                              Willkie Farr & Gallagher

Allan Mactier (1)(3)          Private Investor

William D. O'Hagan            President and Chief Executive Officer
                              Mueller Industries, Inc.

Robert J. Pasquarelli (1)(2)  Chief Executive Officer of New Jersey
                              Steel Corporation


OFFICERS

Harvey L. Karp                Chairman of the Board

William D. O'Hagan            President and Chief Executive Officer

Earl W. Bunkers               Executive Vice President and
                              Chief Financial Officer

Harvey W. Clements            Vice President and General Manager - Tube
                              Division

John B. Hansen                Vice President and General Manager- Fittings
                              Division

William H. Hensley            Vice President, General Counsel and Secretary

Richard G. Miller             Vice President and Chief Information Officer

Lee R. Nyman                  Vice President - Manufacturing/Management
                              Engineering

James H. Rourke               Vice President and General Manager - Industrial
                              Division

Roy C. Harris                 Corporate Controller

Kent A. McKee                 Treasurer and Assistant Secretary



Mueller Industries, Inc./2959 N. Rock Road/Wichita, KS 67226/(316) 636-6300

[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee